Exhibit 1.01

Lorillard, Inc.

Conflict Minerals Report for 2014

May 28, 2015

I.	Introduction.

Lorillard, Inc. (“Lorillard” or the “Company”) is the indirect parent of LOEC, Inc., doing business as blu eCigs (“LOEC”), and Cygnet UK Trading Limited, doing business as blu UK (“Cygnet” and together with LOEC, “blu”) (blu together with the Company, “we” or “us”), which sell electronic cigarettes and related electronic devices under the blu brand. This Conflict Minerals Report (the “Report”) is filed pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of such products. The specified minerals, which we collectively refer to in this Report as the “conflict minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, blu has determined that it contracts to manufacture electronic cigarettes and related electronic devices included in the Covered Products (as defined below), which components contain tin, tantalum, tungsten and/or gold (“3TG metals”) that are necessary to the functionality or production of such products. As such, we have implemented policies, procedures and a due diligence process to determine whether blu has sourced any of the 3TG metals contained in the Covered Products from the Covered Countries. blu is far removed from the sources of ores from which the 3TG metals contained in the Covered Products are produced and the smelters and refiners that process those ores. The efforts undertaken to identify the countries of origin for the conflict minerals reflect both (i) blu’s position in the supply chain and its particular circumstances, and (ii) the limited amount of information globally on the traceability and sourcing of these ores at this time, which is a situation not unique to blu.

The efforts were undertaken on the products sourced directly by, and manufactured for, blu in 2014. blu does not directly manufacture products, but contracts to manufacture electronic cigarettes and related electronic devices containing 3TG metals with its Asian-based suppliers. We conducted a good faith reasonable country of origin inquiry regarding the 3TG metals contained in the Covered Products by asking blu’s direct suppliers to provide answers to the Conflict Minerals Reporting Template (“CMRT”) from the Conflict Free Sourcing Initiative (“CFSI”). The CFSI CMRT is generally regarded as the most widely-used reporting tool for conflict minerals content and sourcing information and was developed by several of the world’s leading consumer electronics companies. The CMRTs received from blu’s suppliers were reviewed for completeness and consistency of answers. Suppliers were required to provide corrections and clarifications where needed in follow up communications. As such, we believe our process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

II.	Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which conflict minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by blu; and (iii) for which the manufacture was completed during calendar year 2014. Such products are blu branded electronic cigarettes and premium packs (the “Covered Products”).

III.	Design of Due Diligence Measures

We designed our due diligence framework to conform in all material respects with the Organisation for Economic Co-operation and Development’s (“OECD”) OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (2013).

IV.	Due Diligence Measures Performed

We performed due diligence measures, including but not limited to:

•	Communicated our Conflict Minerals Policy (the “Policy”), as well as our compliance expectations and grievance mechanism, to blu’s direct suppliers. As part of the Policy, suppliers and other interested parties are made aware of the Lorillard Business Conduct Hotline and website to report any concerns or violations of the Policy.

•	Reviewed CMRTs received from suppliers, determined risk associated with each supplier based on our risk criteria and, where required, carried out risk mitigation measures.

•	Conducted on-site awareness sessions with blu direct suppliers of electronic components containing 3TG metals concerning the commitments and requirements expected of them related, supported by email and phone dialogues subsequent to the in-person visits to their facilities.

•	Comparing smelters and refiners identified by suppliers to the CFSI lists of validated conflict free and verified facilities.

•	Reported to senior management on direct suppliers’ responses to the CMRT and follow up inquiries. We continue to monitor, track and report on progress of direct suppliers to senior management.

•	Made further inquiries to our direct suppliers with the goal of improving our understanding of each supplier’s 3TG metals supply chain. If we become aware of a supplier whose due diligence process needs improvement, we intend to continue the trade relationship and we will work with that supplier to improve its processes and performance, including through additional training, subject to possible termination of the relationship if improvements are not forthcoming.

V.	Product Determination

We received inconclusive data from our direct suppliers and material source information is still developing. Therefore, we are unable to make a definitive determination about the source of all 3TG metals used in the Covered Products. At the same time, we received no information from our direct suppliers indicating that the 3TG metals in the Covered Products directly or indirectly financed or benefitted armed groups in the DRC or adjoining countries. Based on the information provided by our direct suppliers, we identified two smelters (listed below) which source from Angola, Australia, Belgium, Bolivia, Brazil, Canada, China, DRC-Congo (Kinshasa), Ethiopia, Germany, Hong Kong, Indonesia, Japan, Malaysia, Peru and the United States. Each of these smelters have been validated as conflict free by an independent third party audit mechanism recognized by the CFSI.

•	Yunnan Tin Company, Ltd. (Tin) – CFSI audited

•	Shandong Zhaojin Gold & Silver Refinery Co. Ltd (Gold) – LBMA audited

VI.	Independent Private Sector Audit

Pursuant to the Rule, an independent private sector audit is not required for this Report.